Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 _______________

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) _______________ OF COUNSEL
WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _______________ COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER

April 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.
Confidential Draft Amendment No. 3 to Registration Statement on Form F-1
Submitted April 16, 2013
File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium N.V. in connection with the offering discussed herein (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated April 23, 2013, with respect to the confidential draft Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

With this letter, the Company is confidentially submitting an amendment (“Amendment No. 4”) to the Registration Statement on Form F-1. We are providing supplementally to the Staff six copies of Amendment No. 4 blacklined to show the changes to the draft Registration Statement Amendment No. 3 we submitted to you on April 16, 2013. All page references in the responses set forth below are to the pages of Amendment No. 4 to the Registration Statement confidentially submitted to the Commission. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 4 to the Registration Statement.

Recent Developments, page 14

1.	You present Management Adjusted EBITDA and Adjusted EBITDA for the last twelve months ended March 31, 2013. In a similar manner to your reconciliations for the three months ended March 31, 2013, please reconcile these non-GAAP financial measures to the corresponding GAAP financial measure.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 16 of Amendment No. 4.

2.	You currently anticipate issuing preference shares to your existing Class A and Class B1 shareholders. Please expand your disclosures to explain how you will determine how many preference shares each Class A and B1 shareholder will receive, including if they will receive a pro-rata number of shares based on their current ownership. Please clarify if any preferential treatment will be given to any of the shareholders in determining the number of preference shares they will receive. Please also clearly disclose the significant terms of these preference shares in your recent developments section.

The Company respectfully advises the Staff that each of its existing shareholders will receive one preference share. The preference shares entitle each holder to its pro rata (based on current ownership) portion of the aggregate €147 million anticipated distribution. In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to pages 16-17 of Amendment No. 4.

3.	Please clarify, if true, that you anticipate paying a distribution of 147 million Euros to Class A preference shareholders throughout your filing rather than just referring to Class A shareholders. In this regard, we note the disclosures on page 140 which indicate that only preference shareholders will receive the additional distribution of 147 million Euros.

In response to the Staff’s comment, the Company has updated the disclosure throughout the Registration Statement to clarify that only the holders of preference (i.e., the current pre-IPO shareholders) shares will receive the additional distribution of approximately €147 million.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

Selling Shareholder Private Sale, page 15

4.	Please tell us the percentage of Class A ordinary shares that you expect will be sold by Apollo and Rio Tinto to FSI as part of the selling shareholder private sale.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 17 of Amendment No. 4.

5.	Please tell us what consideration you have given to filing the share purchase agreement as an exhibit to the registration statement. In addition, please clarify whether FSI will sell shares in the offering. We note that you have included FSI in the “Principal and Selling Shareholders” table, but since you have not yet disclosed the number of shares being offered in this offering, it is unclear to us whether FSI will offer shares, or whether it is in the table because it is a 10% shareholder prior to the offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that FSI has informed the Company that it will not be selling shares in this offering. FSI is included in the “Principal and Selling Shareholders” table as a Principal Shareholder. The Company is not a party to this share purchase agreement, which is solely among Apollo, Rio Tinto and FSI, and therefore the Company believes it is not required to file this agreement as an exhibit to the Registration Statement.

Dividend Policy, page 47

6.	You disclose on page F-31 that the Class A, B1, and B2 shares have equal rights to profit allocation and dividends. In this regard, please disclose why the distribution of 103 million Euros was only made to holders of Class A and B1 ordinary shares. In addition, your disclosures on page 140 indicate that only Class A preference shareholders will receive the additional planned 147 million Euros distribution. It appears that only holders of Class A and B1 ordinary shares will receive preference shares and correspondingly the 147 million Euros distribution.

In response to the Staff’s comment, the Company respectfully advises the Staff that the distribution of approximately €103 million consisted of a distribution out of share premium. The Company maintains separate share premium reserves for each of the Class A, Class B1 and Class B2 shares. The entitlement of each class of shares to the relevant share premium reserves may differ depending on the share premium that the holders of shares of such class have contributed.

Additionally, the Company informs the Staff that the holders of Class B2 ordinary shares will also receive a distribution out of the share premium reserve for Class B2 shares. In response to the Staff’s comment, the Company has updated the disclosure throughout the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

Capitalization, page 48

7.	It is not clear why the preference shares in your capitalization table are presented with cash and cash equivalents rather than with your other equity accounts to arrive at total deficit. Please advise or revise as necessary.

The Company respectfully advises the Staff that the preference shares will be classified as current liabilities due to their terms. The preference shares represent the right to their pro rata portion of the remaining €147 million distribution, and have no other material rights nor any further claim on the equity of the Company. We believe the preference shares are properly treated as mandatorily redeemable preference shares. As such, following the guidance of IAS 32.AG37, on initial recognition, the debt component of a mandatorily redeemable preference share will be the net present value of the dividend payable on the preference share. Because the distribution to the preference shares’ holders is expected to occur on or very shortly after the IPO and the effectiveness of the Registration Statement, we have therefore shown the preference shares not as a current liability but as a deduction of cash and cash equivalents for the purposes of preparation of the capitalization table.

8.	Based on the description above your capitalization table, it does not appear that you intend to present the 147 million Euros planned distribution discussed on page 47. Please revise to include this distribution.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 50 of Amendment No. 4.

9.	Please disclose whether the proceeds of the New Term Loan obtained in the March 25, 2013 financing were used to pay the 103 million Euros distribution.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 50 of Amendment No. 4.

Dilution, page 50

10.	With a view towards disclosure, please tell us whether the preference shares you intend to distribute to your existing Class A and Class B1 shareholders will have a dilutive impact to the investors’ interest in the IPO. In this regard we note your disclosure on page 15 under “Recent Developments.”

The Company confirms that the preference shares will have a dilutive impact, which, although immaterial has been factored into the Dilution table on page 52.

Selected Financial Information, page 54

11.	There appears to be a typographical error in note (1) to the table presented on page 55. It appears that net trade working capital is determined by subtracting the current portion of trade payables and other rather than trade receivables and other. Please revise as necessary.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to pages 22 and 58 of Amendment No. 4.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 79

Cash Flows, page 80

Net Cash from Operating Activities, page 80

12.	We note your response to comment six in our letter dated April 8, 2013. Please expand your disclosures to explain how you calculate net working capital days as well as how this measure helps readers evaluate your financial statements.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to pages 83 to 84 of Amendment No. 4.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-22

13.	We note your response to comment nine in our letter dated April 8, 2013. The vast majority of the difference in fair value from December 31, 2010 to January 4, 2011 appears to be attributable to the impact of the difference in discount rates used. You note that a different discount rate was applied by the Successor as part of the purchase price allocation to reflect a greater cost of capital attributable as a stand-alone rather than that which was attributed to the Predecessor as a group of entities managed by a large conglomerate. Please help us better understand how you determined the appropriate discount rate to use as of December 31, 2010 pursuant to IAS 36.55 through 57 and IAS 36.A15 through A21. It appears that this guidance suggests that the discount rate used should reflect the risks specific to the assets or cash-generating units being evaluated. It is not clear why there would be a significant difference in the discount rates used based on whether the company was a stand-alone entity or managed by a large conglomerate. In this regard, IAS 36.A17 indicates that an entity can use their weighted average cost of capital as a starting point; however, IAS 36.A18 indicates that this rate should be adjusted for specific risks related to the asset’s estimated cash flows. Please advise.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

The Company advises that the impairment test in accordance with IAS 36 was carried out utilizing a fair value less cost to sell (“FVLCS”) amount which was the business enterprise value as set out in the share sale agreement of December 23, 2010, adjusted for pension and finance liabilities. This binding offer was determined to be the best indicator of FVLCS in accordance with IAS 36.25.

The business enterprise value was allocated across the CGUs by using internally generated discounted cash flows (“DCFs”). These DCFs created to support FVLCS can be different from those used in a value in use calculation. In preparing these DCFs, Predecessor management determined the inputs into the DCFs which, among other things, also included establishing discount rates. Predecessor management utilized their internal cost of capital as a starting point before applying a size-based risk premium which brought the discount rates utilized to a level that they believed to be the cost of capital in line with the majority of the industry, after taking into account the guidance in appendix A of IAS 36. The selected discount rates effectively aligned the internally generated cash flows with the FVLCS established based on the share sale agreement noted above.

The Company provides further clarity to the response provided to comment 18 on 14 April 2013, in that the application of successor discount rates to the impairment calculation would not have a material effect on the impairment reflected as of December 31, 2010. Higher discount rates would instead result in the sum of the DCF Values for all CGUs being less than the actual FVLCS indicated by the binding agreement (net of post-closing adjustments) which would not be consistent with the guidance provided in IAS 36. To further clarify, if any change in discount rates was reflected by Predecessor management, this would have required an offsetting change in cash flows assumptions so that the sum of the DCF values for the CGUs in aggregate aligned with the FVLCS indicated by the binding agreement and imminent transaction. While such adjustments may have resulted in some minor shift of value among CGUs and indicated impairment, the aggregate FVLCS should be unchanged and result in the Predecessor business recording substantially the same impairment loss. Adjusting discount rates without reconciling to the best indication of FVLCS (the binding agreement and imminent purchase transaction) would not be in accordance with generally accepted accounting standards, specifically the guidance in IAS 36.25.

Predecessor management determined that several of the CGUs had a FVLCS that was substantially less than the carrying value of the total net asset value, and that in some cases FVLCS was lower than the net working capital amount within the CGU’s carrying value. In those cases, no incremental impairment was recognized in excess of the property, plant and equipment impairment, as receivables and inventory are assessed for recoverability or impairment under different standards. As a result of this, approximately €120 million of carrying value in excess of FVLCS was appropriately not recorded as part of the impairment under IAS 36, as there was insufficient PP&E and intangible assets carrying value to fully recognize the indicated impairment in those CGUs that were in a deficit position.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

The discount rates applied by Predecessor management and the Company varied primarily due to the size premium reflected in the Cost of Equity. We note that interpretation and application of size premium data obtained from the 2011 Ibbotson SBBI Valuation Yearbook can vary (in this case, Predecessor management used the Micro Cap size premium of 4.07% which was applicable to firms with equity value between $1 million and $477 million while the purchase accounting factored in a 10.06% size premium based on decile 10B applicable to firms with equity value between $1 million and $143 million). As the base equity price of $125 million falls within both ranges, we believe either could be reasonably considered in estimating the cost of equity for the Company and the Predecessor CGUs.

14.	Please tell us what the amount of the impairment loss would have been for the year ended December 31, 2010 if you had used the same discount rates as were used as part of the purchase price allocation on January 4, 2011.

As noted in the previous response, higher discount rates would have resulted in the aggregate FVLCS for all CGUs being less than the actual FVLCS indicated by the binding agreement and post-closing adjustments which would not be consistent with the guidance provided in IAS 36. Accordingly, if Predecessor management had concluded that the Constellium discount rates were appropriate for use in the impairment testing, offsetting adjustments to the cash flows calculations would have been made so that the sum of the CGUs aligned with the FVLCS indicated by the binding agreement and imminent transaction. Mathematical computations using the Predecessor cash flow models and the Company’s discount rates would not be in accordance with generally accepted accounting standards, specifically the guidance in IAS 36.25.

The Company supplementally advises that any impact of discount rates on the impairment loss has been reflected in the response to comment 13.

15.	You used discount rates of 17% to 18.5% as of January 4, 2011 whereas such rates in the predecessor period were 11.5% to 14%. It appears that the discount rates of 17% to 18.5% were used in the discounted cash flow analysis performed to determine economic obsolescence when applying the depreciated replacement cost method as of January 4, 2011. It is not clear how you applied the discount rates of 11.5% to 14% in your December 31, 2011 analysis pursuant to IAS 36. For example, please clarify if these were the rates used to determine the total business enterprise value of 1.2 billion Euros which was assigned to each cash-generating unit and then adjusted for the pension liability, debt facility, and estimated working capital adjustment.

The Company confirms that the discount rates of 17% to 18.5% were used in the discounted cash flow analysis performed to determine economic obsolescence when applying the depreciated replacement cost method as of January 4, 2011.

The discount rates of 11.5% to 14% were used as of December 31, 2010 to establish the business enterprise value of the carve-out business which was assigned to each CGU and then subsequently adjusted for pension liabilities, debt facilities and estimated working capital adjustments.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

Note 12. Earnings Per Share, page F-30

16.	We note your response to comment 13 in our letter dated April 8, 2013. We continue to have difficulty understanding how you determined Class B2 shares are ordinary shares versus potential ordinary shares pursuant to IAS 33.5 through 7. Given that Class B2 shares are subject to vesting, please provide us with a comprehensive explanation as to how you determined these are ordinary shares and are not participating securities pursuant to IAS 33.A13 and A14.

The Company supplementally submits to the Staff that Class B2 shares are not subject to vesting conditions. It is the unvested limited partnership interests in the management equity plan (i.e., Omega Management GmbH & Co. KG) attributable to B2 shares that are subject to vesting conditions, not the Class B2 shares. Class B2 shares have therefore been treated as ordinary shares for purposes of determining earnings per share, and as such the guidance in IAS 33A.13 and A14 is not applicable.

The Company has updated the disclosure in the Registration Statement. Please refer to page F-30 of Amendment No. 4.

Note 18. Share Capital, page F-39

17.	We note your response to comment 14 in our letter dated April 8, 2013. Please expand your disclosures to clearly explain the differences between Class B1 and B2 shares in your disclosures. For example, you should clarify if the only difference is the vesting terms associated with Class B2 shares as well as if only Class B2 shares are issued under the share equity plan.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-37 of Amendment No. 4.

Note 32. Subsequent Events, page F-63

18.	We note your response to comment 18 in our letter dated April 8, 2013. In the fourth quarter and up to the 2012 financial statement issuance date, you assessed the potential impact of the disposal process on the carrying amount of the assets related to the Ham and Saint-Florentin sites and determined that the recoverable amount was not less than the carrying value. It is not clear what consideration you gave to the binding offer received in March 2013 and whether this offer was before or after the 2012 financial statement issuance date. Based on the terms of the offer, please tell us what consideration you gave as to whether the carrying amounts of the assets are recoverable. If the recoverable amounts based on this offer were less than the carrying amounts, please tell us the amount of the difference.

Ms. Pamela Long

U.S. Securities and Exchange Commission

April 26, 2013

The Company respectfully advises that the March 2013 binding offer was received before the issuance of the 2012 financial statements and was duly considered when the Company reviewed the carrying amount of the assets in comparison to their recoverable amount. The recoverable amount was the fair value less costs to sell, based on the binding offer received. We confirm that the recoverable amount was not less than the carrying value recorded as at December 31, 2012. We also note that the book value of the Ham and Saint-Florentin site assets that the Company expects to dispose of totals €4 million and is not material to the Company’s financial statements.

Note 33. Pro Forma Information (Unaudited), page F-63

19.	We note your response to comment eight in our letter dated April 8, 2013. Prior to the completion of this offering, you will issue preference shares. Please also reflect the issuance of the preference shares in your pro forma statement of financial position and in your determination of pro forma per share data. In this regard, your disclosures on page 140 indicate that these preference shares will be participating securities pursuant to IAS 33.A13 and A14.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-64 of Amendment No. 4.

*    *    *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Andrew J. Nussbaum at (212) 403-1269.

Very truly yours,

/s/ Karessa L. Cain

Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith L. Halverstam (Latham & Watkins LLP)